UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K (including exhibits hereto) is hereby incorporated by reference into the Offering Memorandum dated August 2, 2018, relating to the offer and sale of the company’s senior notes due 2023.

Intelsat Connect Finance Senior Notes Offering

On August 1, 2018, Intelsat S.A. (the “Company”) issued a press release announcing that Intelsat Connect Finance S.A. (“Intelsat Connect”), an indirect wholly-owned subsidiary of the Company, intends to offer $1.0 billion aggregate principal amount of senior notes due 2023 in a new private offering (the “notes offering”). A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

Notice of Redemption

On August 1, 2018, Intelsat Connect delivered a conditional notice of redemption to holders of Intelsat Connect’s 12.50% Senior Notes due 2022 (the “2022 Senior Notes”), which stated that on August 31, 2018 (the “redemption date”), Intelsat Connect would redeem all of its outstanding $732 million aggregate principal amount of the 2022 Senior Notes at a redemption price equal to 100.000% of the principal amount of each such 2022 Senior Note, together with accrued and unpaid interest, on the redemption date. Such redemption is conditioned on Intelsat Connect’s receipt, on or prior to the redemption date, of net cash proceeds from an offering of at least $750 million of new senior notes by Intelsat Connect.

Notes Exchange

In addition, the Company anticipates that, on or shortly after the closing of the notes offering, all of the $1,579 million principal amount of the 7.75% Senior Notes due 2021 of Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”) which are held by Intelsat Connect and Intelsat Envision Holdings LLC, will be exchanged for new senior notes issued by Intelsat Luxembourg which mature in 2026 and have an interest rate of 13.50%.

Intelsat Safe Harbor Statement

Statements in this Report on Form 6-K constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this document, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions, potential judicial decisions regarding our compliance with our debt agreements and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The notes referred to above will be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States in accordance with Regulation S under the Securities Act and applicable exemptions from registration, prospectus or like requirements under the laws and regulations of the relevant jurisdictions outside the United States. The notes will not be registered under the Securities Act and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The notes referred to above will also not be registered in any jurisdiction outside of the United States and no action or steps will be taken to permit the offer of the notes in any such jurisdiction where any registration or other action or steps would be required to permit an offer of the notes.

The notes may therefore not be offered or sold in any such jurisdiction except pursuant to an exemption from, or in a transaction not subject to, the relevant requirements of laws and regulations of such jurisdictions.

No prospectus as required by the Directive 2003/71/EC (and the implementing laws and regulations in the relevant member states) has been filed with respect to the notes and therefore no offers of notes may be made in any Member States of the European Economic Area unless made pursuant to an exemption under the Directive 2003/71/EC (and the implementing laws and regulations in the relevant Member States).

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated August 1, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: August 1, 2018	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary